SECURITIES AND EXCHANGE CO[redacted]
DIVISION OF CORP[redacted]
OFFICE OF INTERN ... NCE
JUDICIARY PLAZA
450 FIFTH STREET N
WASHINGTON DC 2(

03032520

SEC MAIL PROCESSING RECEIVED
OCT - 2 2003
WASH. D.C. 188 SECTION

Madrid, September 2003

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- TelePizza submits a copy of the information regarding 2003 first half results, filed with the C.N.M.V dated on 09/01/03

EXHIBIT 2.- TelePizza submits a copy of the presentation regarding 2003 first half results, filed with the C.N.M.V dated on 09/01/2003

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Igor Albiol
Controller Director

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 09/01/2003 **Outstanding Fact 44311**

The Company submits information regarding its first half 2003 results.

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 09/01/2003 **Other Information 15045**

The Company submits a copy of the presentation regarding 2003 first half results.

INFORMATION REGARDING:

SEMESTER: First YEAR: 2003

I. INFORMATION REGARDING THE ISSUER

Corporate name:
Tele Pizza, S.A.

Registered offices:	**Fiscal ID No.**
C/ Isla Graciosa nº 7 28700 San Sebastián de los Reyes	A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:	**Signature:**
D. Fernando Zapater Marqués *Chief Executive Manager*	

CONTENTS OF THE SEMESTER REPORT
(insert X to mean it is included)

		Individual	Consolidated
I. Information regarding the issuer	0010	X	
II. Changes in the Consolidated Group	0020		
III. Bases for the presentation and evaluation rules	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution of the Net Turnover per Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII.Business Development	0080	X	X
IX. Distributed Dividends	0090		
X. Significant Facts	0100	X	
XI. Explanatory Annex for Significant Facts	0110	X	
XII.Special Auditors' Report	0120		

II. CHANGES IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (19)

There have been the followings changes:

The company TelePizza Algeciras S.L: and Telepizza Granada S.A. have been liquidated giving the totality of its assets and liabilities to TelePizza S.A.
The company Mineña S.A. has been liquidated giving the totality of its assets and liabilities to TelePizza Insular S.A.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

The same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year closed have been applied hereto, the same complying with the rules in force.

Note: If you need further space for the requested information, another sheets can be included

IV. BALANCE SHEET FOR THE INDIVIDUAL COMPANY

Unit: thousands of Euros

ASSETS

		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	0200	0	0
I. Start-up expenses	0210	1,816	893
II. Intangible Assets	0220	16,879	15,430
II.1. Assets under capital leases	0221	4,068	3,678
II.2. Other Intangible Assets	0222	12,811	11,753
III. Tangible Assets	0230	49,800	60,690
IV. Financial Assets	0240	117,450	114,822
V. Long-term Own Shares	0250	5,831	13,529
VI. Long-term Trade Debtors	0255	3,473	3,620
B) FIXED ASSETS (1)	0260	**195,249**	**208,984**
C) DEFERRED EXPENSES (2)	0280	324	476
I. Shareholders' short term debt	0290	0	0
II. Stocks	0300	995	975
III. Debtors	0310	24,443	25,845
IV. Short-term Financial Investments	0320	80,972	56,826
V. Short-term Own shares	0330	0	0
VI. Cash and banks	0340	630	1,137
VII. Prepayments and accrued expenses	0350	2,632	1,658
D) CURRENT ASSETS	0360	**109,672**	**86,441**
TOTAL ASSETS (A+B+C+D)	0370	**305,245**	**295,901**

LIABILITIES

		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	0500	6,708	6,708
II. Reserves	0510	58,601	61,280
III. Result from previous financial years	0520	0	0
IV. Results for the year	0530	-1,737	3,071
V. Dividend Prepayments made during the financial year	0550	0	0
A) CAPITAL AND RESERVES	0560	**63,572**	**71,059**
B) DEFERRED INCOME (3)	0590	4,199	132
C) PROVISIONS FOR RISKS AND LIABILITIES	0600	2,013	4,501
I. Issue of debentures and other negotiable securities	0610	0	0
II. Amounts owed to Credit Entities	0615	43,975	65,314
III. Amounts owed to Associated and Affiliated Companies	0620	0	0
IV. Long-term Trade Creditors	0625	0	0
V. Other Long-term Debts	0630	1,661	863
D) LONG-TERM LIABILITIES	0640	**45,636**	**66,177**
I. Issue of debentures and other negotiable securities	0650	0	0
II. Amounts owed to Credit Entities	0655	52,845	54,456
III. Amounts owed to Associated and Affiliated Companies	0660	105,334	58,090
IV. Trade Creditors	0665	26,048	36,473
V. Other Short-term Debts	0670	5,598	5,013
VI. Accruals and deferred income	0680	0	0
E) SHORT-TERM LIABILITIES	0690	**189,825**	**154,032**
F) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	0695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**305,245**	**295,901**

V. INDIVIDUAL RESULTS OF THE COMPANY

Unit: thousands of Euros

			CURRENT F. YEAR		LAST F. YEAR	
			Amount	%	Amount	%
+	Net turnover amount (5)	0800	91,741	100.00%	91,677	100.00%
+	Other Income (6)	0810	6,215	6.77%	4,932	5.38%
+/-	Variations in the inventories of finished products and products in progress	0820	0	0.00%	0	0.00%
=	TOTAL VALUE OF PRODUCTION	0830	**97,956**	106.77%	**96,609**	105.38%
-	Net Purchases	0840	-39,303	-42.84%	-42,466	-46.32%
+/-	Variations in the inventories of goods for resale, raw materials and other consumables	0850		0.00%	0	0.00%
-	External and Working Expenses (7)	0860	-22,699	-24.74%	-18,091	-19.73%
=	ADJUSTED VALUE ADDED	0870	**35,954**	39.19%	**36,052**	39.33%
+/-	Other Expenses and Incomes (8)	0880	0	0.00%	0	0.00%
-	Personnel Cost	0890	-28,437	-31.00%	-26,288	-28.67%
=	GROSS OPERATING RESULTS	0900	**7,517**	8.19%	**9,764**	10.65%
-	Depreciation and Amortization	0910	-5,246	-5.72%	-4,638	-5.06%
-	Transfer for the Reversion Fund	0915	0	0.00%	0	0.00%
-	Variations in the Current Assets Provisions	0920	0	0.00%	0	0.00%
=	NET OPERANTING RESULTS	0930	**2,271**	2.48%	**5,126**	5.59%
+	Financial Income	0940	3,594	3.92%	2,317	2.53%
-	Financial Expenses	0950	-4,886	-5.33%	-4,073	-4.44%
+	Capitalized Exchange Interests and Differences	0960	0	0.00%	0	0.00%
-	Variations in the Current Assets Provisions (9)	0970	0	0.00%	0	0.00%
=	RESULTS FROM ORDINARY ACTIVITIES	1020	**979**	1.07%	**3,370**	3.68%
+/-	Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	1021	-1,200	-1.31%	0	0.00%
-	Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	1023	-1,435	-1.56%	-782	-0.85%
+/-	Results from Transactions with Own Shares and Debentures (13)	1025	0	0.00%	0	0.00%
+/-	Results from Previous Years (14)	1026	-275	-0.30%	-217	-0.24%
+/-	Other Extraordinary Results (15)	1030	-742	-0.81%	-975	-1.06%
=	RESULTS BEFORE TAXES	1040	**-2,673**	-2.91%	**1,396**	1.52%
+/-	Corporate Tax and Others	1042	936	1.02%	1,675	1.83%
=	RESULTS FOR THE YEAR	1044	**-1,737**	-1.89%	**3,071**	3.35%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

ASSETS		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	1200		0
I. Start-up expenses	1210	2,284	1,932
II. Intangible Assets	1220	23,954	19,029
II.1. *Assets under capital leases*	1221	7,275	5,717
II.2. Other Intangible Assets	1222	16,679	13,312
III. Tangible Assets	1230	96,254	128,895
IV. Financial Assets	1240	27,096	19,874
V. Long-term Parent Company Shares	1250	5,831	13,529
VI. Long-term Trade Debtors	1255	7,767	11,182
B) FIXED ASSETS (1)	1260	**163,186**	**194,441**
C) CONSOLIDATED GOODWILL	1270	18,962	23,723
D) DEFERRED EXPENSES (2)	1280	409	625
I. Shareholders' short term debt	1290	0	0
II. Stocks	1300	10,167	10,733
III. Debtors	1310	41,164	42,534
IV. Temporary Financial Investments	1320	12,975	8,335
V. Short-term Parent Company shares	1330	0	0
VI. Cash and banks	1340	3,051	8,006
VII. Prepayments and Accrued Expenses	1350	3,101	2,591
E) CURRENT ASSETS	1360	**70,458**	**72,199**
TOTAL ASSETS (A + B + C + D + E)	1370	**253,015**	**290,988**

LIABILITIES		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	1500	6,708	6,708
II. Parent Company Reserves	1510	78,471	73,056
III. Retained Earnings in Consolidated Companies (16)	1520	10,542	9,921
IV. *Foreign currency translation adjustment (17)*	1530	-17,957	-2,095
V. Result Allocated to the Parent Company	1540	741	8,704
VI. Dividend prepayments made during the financial year	1550	0	0
A) CAPITAL AND RESERVES	1560	**78,505**	**96,294**
B) MINORITY INTERESTS	1570	1,693	2,593
C) NEGATIVE CONSOLIDATION DIFFERENCES	1580	408	408
D) DEFERRED INCOME (3)	1590	5,376	877
E) PROVISIONS FOR RISKS AND LIABILITIES	1600	5,858	1,892
I. Issue of debentures and other negotiable securities	1610	0	0
II. Amounts owed to Credit Entities	1615	47,004	67,108
III. Long-term Trade Creditors	1625	0	984
IV. Other Long-term Debts	1630	1,793	
F) LONG-TERM LIABILITIES	1640	**48,797**	**68,092**
I. Issue of debentures and other negotiable securities	1650	0	0
II. Amounts owed to Credit Entities	1655	56,454	60,149
III. Trade Creditors	1665	40,756	46,412
IV. Other Short-term Debts	1670	13,947	13,684
V. Accruals and deferred income	1680	1,221	587
G) SHORT-TERM LIABILITIES	1690	**112,378**	**120,832**
H) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	1695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**253,015**	**290,988**

V. RESULTS OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

			CURRENT F. YEAR		LAST F. YEAR	
			Amount	%	Amount	%
+	Net turnover amount (5)	1800	137,702	100.00%	144,171	100.00%
+	Other Income (6)	1810	8,666	6.29%	6,869	4.76%
+/-	Variations in the inventories of finished products and products	1820	0	0.00%	0	0.00%
=	TOTAL VALUE OF PRODUCTION	1830	**146,368**	106.29%	**151,040**	104.76%
-	Net Purchases	1840	-39,458	-28.65%	-41,187	-28.57%
+/-	Variations in the inventories of goods for resale, raw materials and other consumables	1850	0	0.00%	0	0.00%
-	External and Working Expenses (7)	1860	-36,911	-26.80%	-35,678	-24.75%
=	ADJUSTED VALUE ADDED	1870	**69,999**	50.83%	**74,175**	51.45%
+/-	Other Expenses and Incomes (8)	1880	0	0.00%	0	0.00%
-	Personnel Cost	1890	-45,585	-33.10%	-46,518	-32.27%
=	GROSS OPERATING RESULTS	1900	**24,414**	17.73%	**27,657**	19.18%
-	Depreciation and Amortization	1910	-9,600	-6.97%	-10,458	-7.25%
-	Transfer for the Reversion Fund	1915	0	0.00%	0	0.00%
-	Variations in the Current Assets Provisions (9)	1920	0	0.00%	0	0.00%
=	NET OPERATING RESULTS	1930	**14,814**	10.76%	**17,199**	11.93%
+	Financial Income	1940	475	0.34%	488	0.34%
-	Financial Expenses	1950	-2,837	-2.06%	-3,255	-2.26%
+	Capitalized Exchange Interest and Differences	1960	0	0.00%	0	0.00%
-	Transfer for Amortization and Financial Provisions (10)	1970	0	0.00%	0	0.00%
+/-	Conversion Results (18)	1980	0	0.00%	0	0.00%
+/-	Share in profits from companies consolidated under equity method	1990	-9	-0.01%	-202	-0.14%
-	Amortization of the Consolidated Goodwill	2000	-661	-0.48%	-874	-0.61%
+	Reversion of Negative Consolidation Differences	2010	0	0.00%	0	0.00%
=	RESULTS FROM ORDINARY ACTIVITIES	2020	**11,782**	8.56%	**13,357**	9.26%
+/-	Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	2021	-5,975	-4.34%	-805	-0.56%
-	Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	2023	0	0.00%	0	0.00%
+/-	Results from Transactions with Own Shares and Debentures (13)	2025	0	0.00%	0	0.00%
+/-	Results from Previous Years (14)	2026	-429	-0.31%	-308	-0.21%
+/-	Other Extraordinary Results (15)	2030	-871	-0.63%	-1,521	-1.05%
=	CONSOLIDATED RESULTS BEFORE TAXES	2040	**4,507**	3.27%	**10,723**	7.44%
+/-	Tax on Profits	2042	-1,778	-1.29%	-1,778	-1.23%
=	CONSOLIDATED RESULTS FOR THE FINANCIAL YEAR	2044	**2,729**	1.98%	**8,945**	6.20%
+/-	Results allocated to minority interests	2050	-241	-0.17%	-241	-0.17%
=	RESULTS ALLOCATED TO THE PARENT COMPANY	2060	**2,489**	1.81%	**8,704**	6.04%

0

VI. DISTRIBUTION OF THE NET TURNOVER AMOUNT PER BUSINESS

BUSINESS		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
Factory sales	2100	28,527	26,644	27,326	24,603
Outlet sales	2105	57,904	56,975	102,564	106,937
Other sales	2110	5,310	8,058	7,812	12,632
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Works Performed pending Certification (*)	2145				
Total I. N. C. N	2150	**91,741**	**91,677**	**137,702**	**144,172**
Internal Market	2160	91,325	90,836	108,058	113,762
Exports: European Union	2170	373	821	15,010	14,440
OEDC Countries	2173	8	8	10,448	11,311
Other Countries	2175	35	12	4,186	4,658

(*) To be filled in only by Building Companies

VII. AVERAGE NUMBER OF EMPLOYEES DURING THIS CURRENT PERIOD

		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
TOTAL NUMBER OF EMPLOYEES	3000	3,126	2,962	7,498	7,501

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

TelePizza Group has obtained in the first half 2003 an EBITDA (Earnings before interests, taxes and amortization) in the amount of 24.41 million euros, which means a decrease of 11.7% with respect to the 27.66 million euros reached in the same period 2002.

This result means also an increase in the second quarter of 8.1 per cent when compared with the EBITDA reported during the first quarter 2003.

The system sales in Spain, including the revenues from the company-owned stores and franchised stores, increases by 4.2 per cent with respect to the same period last year, reaching the amount of 160.43 million euros.

If you need further space for the requested information, another sheets can be included.

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

In the International area, the chain sales in Portugal, Poland and Chile, have increased by 1% with regard to the same period last year, reaching the amount of 33.31 million euros. This increase includes the effect of the Polish and Chilean currencies depreciation against the euro. Without this negative effect, the chain sales in Poland and Chile would have increased 14.1 and 18.6 per cent, respectively.

The operating Income has amounted to 146.37 million euros, 3.1 per cent less than 151.04 million euros obtained last year in the same period. This is a significant event taking into account that in the last 12 months the company has reduced in 21 the number of owned stores, from 393 to 372.
This reduction is the result of the franchising and rationalisation policies applied to the assets of the company searching for a higher profitability.

Due to the franchising policies , in the national as well as in the international area TelePizza has finished the first half of 2003 with 44.1 per cent of stores as owned stores, which compared with 46.2 per cent in 2002 in the same period. At the end of June 2003, TelePizza had 471 franchisees and 372 owned stores. In Spain, the company had 237 owned stores and 298 franchisees, therefore as owned stores TelePizza manages 44.3 per cent of its stores in Spain.
This rationalisation of assets includes the starting of operations in the new factory in Daganzo (Madrid). This factory gives service to all the owned stores and franchised of Spain and it's able to take on the future necessities of the production.
The company has registered a negative extraordinary result of 7.28 million euros mainly due to a provision of assets in Mexico.

Finally, the net profit of the first half of the year has amounted to 0.74 million euros , versus the 8.7 million euros registered in the same period in 2002, due basically to the extraordinary results and the different tax rate in relation to the previous year.

Once the Data warehouse has been implemented, the company has started its development, together with the CRM (customer relationship management).With this new tool we have defined different types of customers in order to develop a segmented marketing.

TelePizza continues the roll out of the new corporative identity ,which includes the stores and the personnel uniforms in Spain. 115 stores of TelePizza in Spain are already operating under the new corporate image and we plan to finish most of the owned stores by year end.
TelePizza has finished the first half of 2003 with 843 stores, 535 are in Spain and 308 in the international area.

Note: If you need further space for the requested information, another sheets can be included.

0

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share		Amount (thousand euros)	
1. Common Stock	3100	0.00	0.00	0.00	0.00	0.00
2. Preferred Stock	3110	0.00	0.00	0.00	0.00	0.00
3. Shares with no voting rights	3120	0.00	0.00	0.00	0.00	0.00

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		x
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		x
4. Increases and reductions of the joint stock or of the securities' value.	3230		x
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250	X	
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330		X
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

As of 20nd of February 2003,The Company submits information regarding the Audit and Compliance Committee.

As of 28nd of February 2003, the company submits Second Half 2002 Results Presentation.

As of 14th May 2003; The company submits Second Half Results Presentation.

As of 13th of May 2003; The Company submits a copy of the presentation regarding 2003 first quarter results .

As of 19 of May 2003. TelePizza submits information regarding the acquisition of a participation in its subsidiary Telepizza Chile, SA., filed with the C.N.M.V dated on 05/19/03

As of 6 of June 2003 the company submits tha agenda regarding its General Shareholders Meeting which will take place on June 23th 2003 or June 24th 2003, on first or second hearing respectively.

As of 17 of June 2003 the company submits information regarding its Internal Code of Behaviour.

As of 25 of June 2003 submits information regarding the agreements approved at the General Shareholders Meeting..

As of 24 July 2003 The company informs of the appointment of Mr. Ignacio Cuesta-Gil as a member of the Board of Directors.

Note: If you need further space for the requested information, another sheets can be included

XII. SPECIAL AUDITORS' REPORT

(This part shall only be filled in with information regarding the first Semester of the fiscal year following the last closed and audited one, and shall be applicable to those issuing companies which, in compliance with the provisions of subparagraph 13 of the Ministerial Order dated 18th January 1991, are liable to submit a special report by its auditors, when the auditors' report regarding the immediately preceding annual accounts has denied the opinion or contains a negative or qualified opinion. The same shall mention that the said special auditors' report is included as an annex to the semester information, and shall include a copy of the information or declarations given or made by the Managers of the Company about the updated position of the qualifications mentioned by the auditor in its report of the annual accounts of the previous year and that, in compliance with the applicable Technical Auditing Accounts, would have been useful for the preparation of the said special report).

NOTA: En caso de ser insuficiente el espacio reservado en este cuadro apara las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

telepizza®

2003 First Half Results

September 2003

Chain Sales

	1 H 2003	1 H 2002	Δ %
Spain	**160.91**	**154.43**	**4.2%**
Portugal	17.84	16.69	6.9%
Poland *	11.21	11.44	-2.0%
Chile **	4.26	4.85	-12.1%
Subtotal International	**33.31**	**32.97**	**1.0%**
Subtotal Sales	**194.22**	**187.40**	**3.6%**
Franchised Countries			
Mexico	2.01	2.56	-21.4%
France	2.82	2.80	0.8%
Subtotal	**4.84**	**5.36**	**-9.8%**
TOTAL SALES	**199.06**	**192.76**	**3.3%**

*Poland: Growth in local currency: **+14.1%**

** Chile: Growth in local currency **+18.6%**

Millions of euros

telepizza®

Profit and Loss Account

	1H 03	%	1H 02	%	Δ %
Turnover	137.70	100.0%	144.17	100.0%	-4.5%
Other Operating Income	8.67	6.3%	6.87	4.8%	26.2%
Total Operating Income	**146.37**	106.3%	**151.04**	104.8%	**-3.1%**
Cost of goods sold	**-39.46**	-28.7%	**-41.19**	-28.6%	-4.2%
Gross Margin	**106.91**	77.6%	**109.85**	76.2%	**-2.7%**
Personnel Cost	-45.58	-33.1%	-46.52	-32.3%	-2.0%
Other Operating expenses	-36.91	-26.8%	-35.68	-24.7%	3.5%
EBITDA	**24.41**	17.7%	**27.66**	19.2%	**-11.7%**

Millions of euros

telepizza®

EBITDA and margin EBITDA trend

EBITDA


15.00
10.00
5.00
0.00
11.73
12.68
1T 03
2T 03

Margin EBITDA


25%
20%
15%
10%
5%
0%
16.7%
18.8%
1T 03
2T 03

Millions of euros

telepizza®

Profit and Loss Account

	1H 2003	%	1 H 2002	%	Δ %
EBITDA	**24.41**	**17.7%**	**27.66**	**19.2%**	**-11.7%**
Depreciation and amortization	-9.60	-7.0%	-10.46	-7.3%	-8.2%
EBIT	**14.81**	10.8%	**17.20**	11.9%	**-13.9%**
Financial Result	**-2.36**	**-1.7%**	**-2.77**	**-1.9%**	**-14.6%**
Share in results from companies conso. under the equity	-0.01	0.0%	-0.20	-0.1%	-95.7%
Negative consolidation difference	0.00	---	0.00	---	---
Amortization of consolidated goodwill	-0.66	-0.5%	-0.87	-0.6%	-24.4%
ORDINARY PROFIT	**11.78**	**8.6%**	**13.36**	**9.3%**	**-11.8%**
Extraordinay Result	**-7.28**	**-5.3%**	**-2.63**	**-1.8%**	**176.2%**
CONSOLIDATED PROFIT BEFORE TAXES	**4.51**	**3.3%**	**10.72**	**7.4%**	**-58.0%**
Corporation Tax	-3.59	-2.6%	-1.78	-1.2%	102.1%
CONSOLIDATED PROFIT	**0.92**	**0.7%**	**8.95**	**6.2%**	**-89.7%**
Profit allocated to minority interests	-0.18	-0.1%	-0.24	-0.2%	-26.3%
PROFIT ALLOCATED TO THE PARENT COMPANY	**0.74**	**0.5%**	**8.71**	**6.0%**	**-91.5%**

Millions of euros

telepizza®

Stores

	jun-03	dec-02
SPAIN	**535**	**538**
INTERNATIONAL	**308**	**320**
Portugal	62	56
Poland	82	77
Chile	28	28
SUBTOTAL	**172**	**161**
Mexico	108	129
France	28	30
SUBTOTAL	**136**	**159**
TOTAL	**843**	**858**

telepizza®

Stores

	Jun-03		dec- 02	
SPAIN	**535**		**538**	
Owned stores	237	44.3%	242	45.0%
Franchised stores	298	55.7%	296	55.0%
INTERNATIONAL	**308**		**320**	
Owned stores	135	43.8%	135	42.2%
Franchised stores	173	56.2%	185	57.8%
TOTAL	**843**		**858**	
Owned stores	372	44.1%	377	43.9%
Franchised stores	471	55.9%	481	56.1%

telepizza®